EXHIBIT 99.1

                  Securitisation Advisory Services Pty Limited
                       OFFICER'S CERTIFICATE OF COMPLIANCE


The undersigned officer of Securitisation Advisory Services Pty Limited, a company organized under the laws of New South Wales, Australia ("SAS"), hereby certifies on behalf of SAS and on his own behalf for purposes of the Class A-1 Mortgage Backed Floating Rate Notes (collectively, the "Notes"), as follows:

1.       I am a duly appointed, qualified and acting Director of SAS;

2. I am duly authorised to execute and deliver this Officer's Certificate on behalf of SAS; and

3. To the best of my knowledge, the Issuer Trustee has complied with all conditions and covenants under the Transaction Documents, for the Series 2001-1G Medallion Trust issue of Notes for the period between April 20, 2001 and June 30, 2001.

Capitalised terms used and not defined herein shall have the meanings assigned to such terms in the Note Trust Deed related to the above-referenced issue of Notes.

IN WITNESS WHEREOF, I have signed my name as of December 20, 2001.


/s/ Raymond George Wilkie
---------------------------
Name:  Raymond George Wilkie

Director
Securitisation Advisory Services Pty Limited

                                  EXHIBIT 99.2

                          DOCUMENT CUSTODY AUDIT REPORT

                                                                    EXHIBIT 99.2
                                                                    ------------

10 December 2001

Ms. Monica Stephen
Perpetual Trustee Company Limited
39 Hunter Street
SYDNEY NSW 2000


Dear Madam

Document Custody Procedures - 30 September 2001

o  Series 1997-1 Medallion Trust
o  Series 1998-1 Medallion Trust
o  Series 2000-1G Medallion Trust
o  Series 2000-2G Medallion Trust
o  Series 2001-1G Medallion Trust


1.       TERMS OF ENGAGEMENT

Commonwealth Bank of Australia ("CBA"), as Seller and Servicer of the Series 1997-1 Medallion Trust, Series 1998-1 Medallion Trust, Series 2000-1G Medallion Trust, Series 2000- 2G Medallion Trust and Series 2001-1G Medallion Trust (the "Trusts"), by letters of instruction dated 29 May 2001, engaged us to perform certain procedures in connection with CBA's role as custodian of the mortgage documents forming part of the assets of the Trusts. The engagement is pursuant to the requirements of clause 25.6 of the Trusts' Series Supplement (the "Deed").

Our engagement was undertaken in accordance with Australian Auditing Standards applicable to agreed upon procedure engagements. The responsibility for determining the adequacy or otherwise of the procedures agreed to be performed is that of the addressee. We disclaim any assumption of responsibility for the adequacy or otherwise of the procedures requested.

2.       AGREED UPON PROCEDURES

The procedures we agreed to perform, as detailed by CBA in the letters of instruction and noted above, are as prescribed in the Deed clauses 25.6(a) and
(b). These procedures involved:

o        review of custodial procedures adopted by CBA; and

o review of the accuracy of information in respect of the Trusts' mortgage loans contained on the:

         (a)      Security Register; and

         (b)      monthly computer diskette sent to the Trustee.

Responsibility for the performance of the custodial procedures and the preparation of the monthly Trustee information is that of the management of CBA. This includes compliance with the requirements of the Deed, maintenance of adequate accounting records and internal controls.

3.       NATURE AND EXTENT OF PROCEDURES

The agreed upon procedures performed included the following:

3.1      GENERAL

1. Obtained a copy of the Deed prior to commencement of the procedures listed below and read clause 25, "Seller as Custodian of the Mortgage Loan documents" to confirm our understanding of the purpose and scope of the procedures.

2. Obtained a diskette copy of the "Trustee Monthly Report" (sourced directly from the Home Loan System ("HLS")) as at 30 September 2001 for the Series 1997-1, Series 1998-1, Series 2000-1G, Series 2000-2G and Series 2001-1G pool of loans, which details information on all the loans held in the Trusts as at that date.

3. Using an automated audit sampling tool, "Audit Command Language" ("ACL"), we performed the following:

         (i) stratified the population by location of security packet, to assess the spread of security packets across the states;

         (ii) ran the sampling tool, to select a sample of the population for audit testing, using a confidence level of 95% and an upper error limit of 5% (as specified by CBA); and

         (iii)    printed the report of selected loans ("Sample Report").

The stratification of data provided the following details about the pool of Trust loans and their location in Australia:

Series 1997-1:

     NSW                    352                26.63
     QLD                    208                15.73
     SA                      91                 6.88
     VIC                    539                40.78
     WA                     132                 9.98
     -------------------------------------------------
     Total                1,322               100.00


Series 1998-1:

     NSW                    488                33.98
     QLD                    168                11.70
     SA                      57                 3.97
     VIC                    552                38.44
     WA                     171                11.91
     -------------------------------------------------
     Total                1,436               100.00


Series 2000-1G:

     NSW                   3,951               32.20
     QLD                   1,655               13.49
     SA                      682                5.56
     VIC                   4,243               34.59
     WA                    1,737               14.16
     -------------------------------------------------
     Total                12,268              100.00

Series 2000-2G:

     NSW                   4,855               28.53
     QLD                   3,239               19.03
     SA                    1,405                8.26
     VIC                   5,405               31.76
     WA                    2,114               12.42
     -------------------------------------------------
     Total                17,018              100.00


Series 2001-1G:

     NSW                   8,648               40.45
     QLD                   1,744                8.15
     SA                    1,305                6.10
     VIC                   7,172               33.53
     WA                    2,518               11.77
     -------------------------------------------------
     Total                21,387              100.00


3.2      REVIEW OF CUSTODIAL PROCEDURES

The security packets in relation to the Trusts' loan portfolio are held at CBA's Loan Processing Centres ("LPC") which are located in each capital city. In consultation with CBA it was agreed that each annual review of custodial procedures should be undertaken at the LPC in New South Wales, the LPC in Victoria and the LPC in one other state chosen on a cyclical basis. The cycle of visits is as follows:

o        South Australia;

o        Queensland; and

o        Western Australia.

Our procedures for this review were undertaken at the LPCs in New South Wales, Victoria and Western Australia.

Deed clause 25.7(a) specifies that the review of custodial procedures must consist of reporting on whether:

o the mortgage documents forming part of the assets of the Series Trusts are capable of identification and are distinguishable from the other assets of the Seller (CBA);

o controls exist such that the mortgage documents may not be removed or tampered with except with appropriate authorisation; and

o an appropriate tracking system is in place such that the location of the security packets containing the mortgage documents in respect of the mortgage loans comprising Assets of the Series Trusts can be detected at any time and the location of the mortgage documents (other than the mortgage documents in relation to the First Layer of Collateral Securities but including any Insurance Policy or certificate of currency for an Insurance Policy in relation to a mortgage loan) can be detected at any time.

Specific procedures performed were as follows:

1.       Obtained and reviewed a copy of the following:

         o        instructions to the LPCs,  issued by CBA, in relation to their
                  Custodial   Procedure   responsibilities,    issued   at   the
                  commencement of the Trusts.

         o confirmation issued by the individual LPCs, confirming the implementation of the Custodial Procedures as outlined in the instructions.

2. At each LPC visited discussions were held with the Manager or Supervisor of the Document Custody Area to ascertain the controls and procedures implemented at that location in relation to the following custodial requirements:

         o separation of and identification of the security packets as securitised;

         o        physical security; and

         o        tracking of these security packets.

3. At each LPC visited a tour of the building and compactus area was undertaken to confirm the representations provided by CBA management on the custodial requirements outlined above.

4. At each LPC visited documented all procedures and controls that have been implemented to ensure the safe custody of the security packets.

3.3.     ACCURACY OF INFORMATION

Deed clause 25.7(b) specifies that the review of the accuracy of information in respect of the mortgages must consist of reviewing a sample of security packets in respect of the mortgage loans to determine whether they contain:

(i)      an original counterpart of the corresponding mortgage;

(ii) the Certificate of Title (if any) in respect of the Land which is the subject of the mortgage; and

(iii) (where applicable) any mortgage insurance policy in respect of the corresponding mortgage other than the policy from GE Mortgage Insurance Pty Ltd (GEMI), formerly known as HLIC, for Series 1997-1 and 1998-1, policy from GEMICO for Series 2000- 1G, and policy from PMI for Series 2000-2G and 2001-1G.

Were are also required to confirm the accuracy of the information in respect of the above contained in both the Security Register and the most recent of the monthly computer diskettes provided to the Trustee. The information contained in the monthly report to the Trustee in terms of Clause 6.1(h), the source of the information and the check to be performed, was tabulated in our letter of instruction, and is as follows:

    INFORMATION PROVIDED            SOURCE               ON OR IN          CHECK TO BE PERFORMED
                                                      SECURITY PACKET
Location of the packet            HLS/Tracking        N/A                  HLS to security packet
                                  System
Mortgage Registration             HLS                 Yes                  HLS to security packet
Number
Mortgagor(s)' surname             HLS                 Yes                  HLS to security packet
Title Particulars                 HLS                 Yes                  HLS to security packet


The information provided to the Trustee represents the attributes which we examine in our sample testing and we report all exceptions or errors identified thereon.

In carrying out the tests detailed above, our letter of instruction directs us to use the Exception List attached as Appendix 1 to this letter to interpret whether or not an exception was an error for the purposes of this letter. Further, our letter of instruction directs us, in determining whether a mortgage insurance policy other than GEMI (or GEMICO and PMI policies as specified in (iii) above) should be present, to rely on:

o whether or not the Servicer's policy is to allow insurance other than GEMI (or GEMICO and PMI policies as specified in (iii) above), and if so;

o the mortgage insurance details recorded on the Servicer's information system.

In accordance with the terms of the engagements, we conducted an examination on a sample of security packets. Procedures with respect to the accuracy of the information were designed to provide 95% confidence that the upper error limit in the population did not exceed 5%.

The Series 1997-1, Series 1998-1, Series 2000-1G, Series 2000-2G and Series 2001-1G pool of loans as at 30 September 2001 consisted of 1,322, 1,436, 12,268, 17,018 and 21,387 mortgage loans, respectively. As described in the "General"
section 3.1 above, the testing parameters and confidence levels were applied to select our random sample of loans, on which to perform our examination procedures. On this basis, we randomly selected a sample of 60 loans from each pool.

The profile of the sample selected was as follows:

Series 1997-1:

        NSW                  10                16.67
        QLD                  11                18.33
        SA                    5                 8.33
        VIC                  28                46.67
        WA                    6                10.00
        ----------------------------------------------
        Total                60               100.00

Series 1998-1:

        NSW                 21                35.00
        QLD                  5                 8.33
        SA                   2                 3.34
        VIC                 27                45.00
        WA                   5                 8.33
        ----------------------------------------------
        Total               60               100.00


Series 2000-1G:

        NSW                 16                26.67
        QLD                 15                25.00
        SA                   2                 3.33
        VIC                 22                36.67
        WA                   5                 8.33
        ----------------------------------------------
        Total               60               100.00


Series 2000-2G:

        NSW                 13                21.67
        QLD                 19                31.67
        SA                   6                10.00
        VIC                 17                28.33
        WA                   5                 8.33
        ----------------------------------------------
        Total               60               100.00

Series 2001-1G:

        NSW                 23                38.33
        QLD                  7                11.67
        SA                   5                 8.33
        VIC                 24                40.00
        WA                   1                 1.67
        ----------------------------------------------
        Total               60               100.00

Specific procedures performed on the sample selected were as follows:

1.       Examined the security packets to ensure that they contained:

         (i)      an original mortgage;

         (ii) a Certificate of Title to the parcel of land which is subject to the mortgage; and

         (iii) mortgage insurance policy certificate, if loan not insured under the GEMI (or GEMICO and PMI as specified in 3.3 (iii) above) policy.

2. Agreed the following information provided on the 30 September 2001 Trustee diskette to the security packets and HLS:

         o        location of the security packets;

         o        mortgage registration number;

         o        mortgagor(s)' surname;

         o        Certificate of Title details; and

         o where applicable, any mortgage insurance policy in respect of the corresponding mortgage other than the GEMI (or GEMICO and PMI as specified in 3.3 (iii) above) mortgage insurance policy.

3. If any of the security packets did not contain any of the items listed in step 1 above, explanations were obtained from the relevant CBA personnel regarding the documents not in the packets or whether the security packets or CBA's records indicate the location of the missing documents.

4.       Assessed the reasonableness and viability of any such explanations.

4.   DISCLAIMER

The procedures outlined in sections 2 and 3 above, do not constitute an audit in accordance with Australian Auditing Standards, and therefore, we do not express any assurance on the relevant information on CBA's document custody systems. Had we performed additional procedures or had we performed an audit in accordance with Australian Auditing Standards other matters might have come to our attention which would have been reported to you.


5.       RESULTS OF AGREED-UPON PROCEDURES

5.1      CUSTODIAL PROCEDURES

During our review of Custodial Procedures of CBA at the LPCs in New South Wales, Victoria and Western Australia, the following aspects were noted:

o consistent use and maintenance of the HLS system at the LPCs as the security packet tracking system. The Record Management System ("RMS"), used by the Conveyancing department, may also be used in the larger LPCs by the Document Custodians, as it enables more detail on the packets to be reviewed;

o physical security of the packet compactus areas appears adequate and reasonable (giving due consideration to the size of the LPC and the number of packets in custody);

o securitised loan packets are kept separate from other loan packets and are clearly identified as "SECURITISED";

o security packets in relation to different Series Trusts were clearly identified and separately identifiable within the Securitised area of the compactus rooms; and

o adequate controls appear to exist at the LPCs such that the mortgage documents may not be removed or tampered with, without appropriate authorisation.

5.2      ACCURACY OF INFORMATION

5.2.1    Exceptions Noted During Testing

We have noted a number of minor inconsistencies in respect of mortgagors' names recorded on the HLS system. We have brought these to CBA's attention and all such instances have been rectified.

These exceptions are considered to be "Tolerable Exceptions" in accordance with the attached Exception List.

5.2.2    Evaluation of Sample Results

The terms of our engagement specified the following testing parameters:



         Confidence level                                                95.0%
         This is the complement of sampling risk. That is, for the purposes of our sample testing, you wish to achieve a 95.0% confidence level that the results from our testing will be statistically accurate.
         Therefore, you accept that there is a 5.0% chance that our results will not be representative of the population.

         Upper error limit                                                5.0%
         The upper error limit is the maximum possible error rate of deviations or exceptions in the population.
         This is the hypothesis that the testing is designed to achieve.

         Expected error rate                                              0.0%
         Reflects  the  anticipated  rate  of  error  in the
         population. Given a sample is representative of the
         population, this is also the expected error rate in
         the  sample.   In  planning  the  sample  size  the
         expected error rate is the maximum possible rate of deviations or exceptions permitted to achieve the stated confidence level.


In analysing the results of testing it should be appreciated that, depending on the attribute being tested, the error rate can vary significantly (although if errors were detected for any attribute this would have required us to adjust the sample size to achieve the given confidence level). Accordingly, an assessment needs to be made on an item by item basis to determine the significance of error rates recorded for each of the attributes tested.

As no exceptions other than "Tolerable Exceptions" were noted during testing, we can conclude with 95.0% confidence that for each attribute tested for accuracy of information the maximum possible error rate of deviations or exceptions in the population of each of the Trusts will not exceed 5.0%.


6. STATEMENT ON CUSTODIAL PERFORMANCE

Deed clauses 25.7(b) and 25.8 specify certain statements to be made as a result of conducting the agreed-upon procedures described in this letter.

On the basis of the above procedures:

(i) no matter came to our attention that would indicate that the mortgage information provided to the Trustee on a monthly basis is not accurate;

(ii) no matter came to our attention that would indicate that the custodial procedures adopted by CBA are not satisfactory to ensure that:

         o        the  mortgage  documents  forming  part of the  assets  of the
                  Series   Trusts  are   capable  of   identification   and  are
                  distinguishable from the other assets of CBA;

         o        controls  exist such that the  mortgage  documents  may not be
                  removed   or   tampered    with   except   with    appropriate
                  authorisation; and

         o an appropriate tracking system is in place such that the location of the security packets can be detected at any time and the location of the mortgage documents can be detected at any time.

(iii)    in accordance  with the following  grading system (as defined in Clause
         25.8 of the Deed) we grade CBA's overall custodial performance as B, due to the minor exceptions noted.


         A     Good                  All control procedures and accuracy of
                                     information in respect of mortgage loan
                                     testing completed without exception

         B     Satisfactory          Minor exceptions noted

         C     Improvement Required     Base internal controls are in place
                                        but a number of issues were identified
                                        that need to be resolved for controls
                                        to be considered adequate; and/or
                                        Testing of the information in respect
                                        of mortgage loans identified a number
                                        of minor exceptions which are the
                                        result of non-compliance with the
                                        control system

         D     Adverse                  Major deficiencies in internal controls
                                        were identified.  Cannot rely on the
                                        integrity of the information in respect
                                        of mortgage loans on the security system and the trustee diskette


This report is solely for the information of the addressees in connection with the Trusts and is not to be used, circulated or otherwise referred to, in whole or in part without our prior written consent.

Please contact Jeff Chamberlain on (02) 9248 4833 or Katya Kuznetsova on (02) 9248 4932 if we can be of further assistance in this matter.

Yours faithfully

/s/ Ernst & Young

ERNST & YOUNG




Attn.    Appendix 1: Document Custody Procedures Exception List

cc:      Mr. Tim See, Group Treasury, Commonwealth Bank of Australia
         Ms. Gwenneth O'Shea, Group Treasury, Commonwealth Bank of Australia

                                   APPENDIX 1

                   DOCUMENT CUSTODY PROCEDURES EXCEPTION LIST


Errors                                         Tolerable exception (to be listed but
                                               not included in sample error rate)

o    Document missing (without                 o     Reasonable explanation by Servicer
     reasonable explanation)                         (eg, local practice in title office
                                                     jurisdiction, normal course of
                                                     business)
o    Information recorded on security          o     Details record twice
     register contains incomplete or           o     Mortgage insurance policy number
     misleading details as to:                       not recorded on system
     - Registered mortgage number              o     Any other audit findings which are
     - Certificate of Title reference; or            not Errors as defined in this
     - Mortgagors surname                            Appendix.

                                  EXHIBIT 99.3


             AUDITED ANNUAL REPORT FOR THE PERIOD ENDED 30 JUNE 2001

                                                                    EXHIBIT 99.3
                                                                    ------------


INDEPENDENT AUDIT REPORT

To the unitholders of the Series 2001-1G Medallion Trust

SCOPE

We have audited the financial report of the Series 2001-1G Medallion Trust for the period ended 30 June 2001 as set out on pages 3 to 17. The Manager is responsible for the financial report. We have conducted an independent audit of the financial report in order to express an opinion on it to the unitholders of the Series 2001-1G Medallion Trust.

Our audit has been conducted in accordance with Australian Auditing Standards to provide reasonable assurance as to whether the financial report is free of material misstatement. Our procedures included examination, on a test basis, of evidence supporting the amounts and other disclosures in the financial report, and the evaluation of accounting policies and significant accounting estimates. These procedures have been undertaken to form an opinion whether, in all material respects, the financial report is presented fairly in accordance with Accounting Standards, other mandatory professional reporting requirements and the Trust Deed so as to present a view which is consistent with our understanding of the financial position of the Series 2001-1G Medallion Trust, the results of its operations and its cash flows.

The audit opinion expressed in this report has been formed on the above basis.

AUDIT OPINION

In our opinion, the financial report presents fairly in accordance with applicable Accounting Standards, other mandatory professional reporting requirements and the Trust Deed the financial position of the Series 2001-1G Medallion Trust as at 30 June 2001 and the results of its operations and its cash flows for the period then ended.


/s/ Ernst & Young

Ernst & Young

Sydney
Date: 25 October 2001

                                 SERIES 2001-1G

                                 MEDALLION TRUST








                                  ANNUAL REPORT


                  FOR THE PERIOD 20 APRIL 2001 TO 30 JUNE 2001

SERIES 2001-1G MEDALLION TRUST

MANAGER'S REPORT

The Manager presents its report on the financial statements of the Trust for the period 20 April 2001 to 30 June 2001.

1.       Trust Manager
         -------------

         The Trust Manager of the Series 2001-1G Medallion Trust for the reporting period was Securitisation Advisory Services Pty Limited.

2.       Principal Activities
         --------------------

         The principal activities of the Trust for the reporting period were the purchase of Mortgage Loans from the Commonwealth Bank of Australia and the issuance of medium-term notes (MTNs) to fund such purchase.

3.       Review of Operations
         --------------------

         The Trust was established under a Master Trust Deed dated 8 October 1997 and a Series Supplement dated 5 April 2001 for the purpose of purchasing Mortgage Loans from the Commonwealth Bank of Australia and issuing medium-term notes to fund such purchase. The issue of Notes to Noteholders and beneficial interest to the Residual Unitholder occurred on 20 April 2001.

4.       Financial Results
         -----------------

         The net operating income for the Trust for the period 20 April 2001 to 30 June 2001 was $2,375,948.

5.       Distributions
         -------------

         Distribution due and payable to Residual Unitholder in accordance with the Trust Deed as at 30 June 2001 was $2,375,948 for the reporting period.

6.       Significant Changes in State of Affairs
         ---------------------------------------

         There were no significant changes in the state of affairs of the Trust in the period 20 April 2001 to 30 June 2001 other than those disclosed in this report or the financial statements.

7.       Significant Events Subsequent to Balance Date
         ---------------------------------------------

         The Manager is not aware of any other matter or circumstance not otherwise dealt with in this report, or the financial statements, that has significantly affected, or may significantly affect, the operations of the Trust, the result of those operations, or the state of affairs of the Trust in subsequent financial periods.

Signed for and on behalf of Securitisation
Advisory Services Pty Limited as Manager of the Series 2001-1G Medallion Trust


/s/  Gary Lynton Mackrell
------------------------------
Director

Sydney
25 October 2001

                         SERIES 2001-1G MEDALLION TRUST

                 FINANCIAL PERFORMANCE & DISTRIBUTION STATEMENT

                  FOR THE PERIOD 20 APRIL 2001 TO 30 JUNE 2001


                                                                  NOTE                      20 APRIL 2001
                                                                                                       TO
                                                                                             30 JUNE 2001
                                                                                                        $
STATEMENT OF FINANCIAL PERFORMANCE

OPERATING REVENUE AND EXPENSES FROM ORDINARY
ACTIVITIES

Interest income                                                  2 (a)                         39,656,779

Fee income                                                       2 (b)                            850,364
                                                                                -------------------------

TOTAL OPERATING REVENUE                                                                        40,507,143
                                                                                =========================

EXPENSES

Interest expense                                                  2(c)                         28,427,260
Other expenses                                                    2(d)                          8,056,286
Manger's Fees                                                      13                             170,638
Trustee's Fees                                                     13                              64,314
Servicer's Fees                                                    13                           1,412,697
                                                                                -------------------------

TOTAL OPERATING EXPENSES                                                                       38,131,195
                                                                                =========================

NET OPERATING INCOME FROM ORDINARY ACTIVITIES                                                   2,375,948
                                                                                =========================

STATEMENT OF DISTRIBUTIONS

Net operating income                                                                            2,375,948
                                                                                -------------------------

TOTAL DISTRIBUTIONS PAID AND PAYABLE                                                            2,375,948
                                                                                =========================

                         SERIES 2001-1G MEDALLION TRUST

                         STATEMENT OF FINANCIAL POSITION

                               As at 30 June 2001


                                                                       NOTE                30 June 2001
                                                                                                      $
ASSETS

Cash                                                                     4                  107,543,593
Interest Receivable                                                      5                    9,264,320
Due from other financial institution                                     6                   77,024,014
Mortgage Loans                                                           7                2,703,582,746
Deferred costs                                                           8                    3,719,767
                                                                                -----------------------

TOTAL ASSETS                                                                              2,901,134,440
                                                                                =======================

LIABILITIES

Due to other financial institution                                       9                    6,581,549
Interest Payable                                                        10                   23,647,123
Fees Payable                                                            11                      420,739
Distribution Payable to Residual Unitholder - Related Party              3                    2,375,948
Notes                                                                   12                2,864,227,485
                                                                                -----------------------

TOTAL LIABILITIES                                                                         2,897,252,844
                                                                                =======================

NET ASSETS                                                                                    3,881,596
                                                                                =======================

TRUST CAPITAL

Trust Corpus                                                                                  3,881,596
                                                                                -----------------------

TOTAL TRUST CAPITAL                                                                           3,881,596
                                                                                =======================

                         SERIES 2001-1G MEDALLION TRUST

                             STATEMENT OF CASH FLOWS

                  FOR THE PERIOD 20 APRIL 2001 TO 30 JUNE 2001


                                                                      NOTE           20 APRIL 2001
                                                                                                TO
                                                                                      30 JUNE 2001
                                                                                                 $
CASH FLOWS FROM OPERATING ACTIVITIES

Interest received                                                                       13,411,421
Fee income received                                                                        594,824

Borrowing cost - interest paid                                                         (4,780,137)

Fees paid to:-
  Manager                                                                                (140,034)
  Trustee                                                                                 (58,703)
  Servicer                                                                             (1,166,947)

Other expenses paid                                                                    (5,055,730)
                                                                                ------------------

NET CASH FLOWS FROM OPERATING ACTIVITIES                              (a)                2,804,694
                                                                                ==================

CASH FLOWS FROM INVESTING ACTIVITIES

Payments for purchase of Mortgage Loans                                            (2,891,106,348)
Increase in principal receivable from other financial                                 (60,687,682)
institution
Repayments of Mortgage Loans                                                           188,423,848
                                                                                ------------------

NET CASH USED IN INVESTING ACTIVITIES                                              (2,763,370,182)

CASH FLOWS FROM FINANCING ACTIVITIES

Trust Capital                                                                            3,881,596
Net increase in notes issued                                                         2,864,227,485
                                                                                ------------------

NET CASH FLOWS FROM FINANCING ACTIVITIES                                             2,868,109,081
                                                                                ==================

Net increase in cash held                                                              107,543,593
Adding opening cash brought forward                                                              -

CLOSING CASH CARRIED FORWARD                                          (b)              107,543,593
                                                                                ==================

(a)       RECONCILIATION OF OPERATING INCOME TO NET CASH FLOWS FROM OPERATIONS
                                                                                    20 APRIL 2001
                                                                                               TO
                                                                                     30 JUNE 2001
                                                                                                $
          Net operating income                                                          2,375,948
          ADJUSTMENTS FOR NON-CASH INCOME & expense items:
          Increase in interest receivable                                             (9,264,320)
          Increase in interest payable                                                 23,647,123
          Increase in fees payable                                                        420,739
          Increase in interest receivable from other financial institution           (16,981,038)
          Interest in fee income receivable                                             (255,540)
          Increase in Support Facility payable                                          6,581,549
          Deferred costs                                                              (3,719,767)
                                                                                -----------------
          Net cash provided by operating activities                                     2,804,694
                                                                                =================
(b)       RECONCILIATION OF CASH
                                                                                     30 JUNE 2001
                                                                                                $
          Cash at Bank                                                                107,543,593
                                                                                -----------------
          Closing cash balance                                                        107,543,593
                                                                                =================

                         SERIES 2001-1G MEDALLION TRUST

                    NOTES TO AND FORMING PART OF THE ACCOUNTS


1.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)      Basis of Preparation
         --------------------

         The Series 2001-1G Medallion Trust was constituted on 5 April 2001 and will terminate on its Termination Date unless terminated earlier in accordance with the provision of the Master Trust Deed and the Series Supplement. The Termination Date means the earliest of the following dates to occur:-
         (i) the date which is 80 years after the date of the constitution of the Series Trust;
         (ii) the date on which the Series Trust terminates by operation of statute or by application of the general principles of law;
         (iii) the date upon which the Series Trust terminates in accordance with the Master Trust Deed or the Series Supplement.

(b)      Historical Cost
         ---------------

         These financial statements have been prepared in accordance with historical cost. Unless otherwise indicated, all amounts are expressed in Australian currency.

(c)      Basis of Accounting
         -------------------

         The financial report is a general purpose financial report which has been prepared in accordance with applicable Accounting Standards, and the requirements of the Trust Deed. Other mandatory professional reporting requirements (Urgent Issues Group Consensus Views) have also been complied with.

(d)      Statement of Cash Flows
         -----------------------

         For the purpose of the Statement of Cash Flows, cash includes cash on hand and in banks, and money market investments readily convertible to cash within 2 working days.

(e)      Revenue Recognition
         -------------------

         Revenue is recognised to the extent that it is probable that the economic benefits will flow to the entity and the revenue can be reliably measured. The principal sources of revenue are interest income and fees and other income.

         (i)      Interest Income
                  ---------------

         Interest income relating to the mortgage loans is brought to account on an accruals basis as earned or incurred.

         (ii)     Fees and Other Income
                  ---------------------

         Fees and other income are taken to income in the period in which they are due and receivable.

(f)      Interest Expense
         ----------------

         Interest expenses relating to the medium-term notes and related borrowings are brought to account on an accruals basis as earned or incurred.

(g)      Deferred costs
         --------------

         Costs associated with the issue of Medium Term Notes by the Trust have been capitalised and are being amortised on a straight line basis over the life of the Notes.

(h)      Income Tax
         ----------

         Under current legislation the Trust is not subject to income tax as all taxable income is distributed in full during the period.

(i)      Financial Instruments
         ---------------------

         The Accounting policies adopted in relation to financial instruments are set out in Note 15(a).

(j)      Comparative Analysis
         --------------------

         As the Trust began operations during the current financial year, there are no comparative figures.

2.       REVENUE AND EXPENSES

(a)      Interest Revenue
         ----------------

                                                                                           20/4/01 to
                                                                                              30/6/01
                                                               Average                                     Average
                                                               Balance                       Interest         Rate
                                                                            $                       $       % p.a.
         Interest income on Mortgage Loans                      2,797,344,547              37,901,018        6.87%
         Interest income on amount due from
         other financial institution                              184,813,289               1,755,761        4.82%
                                                         --------------------   ---------------------
                                                                2,982,157,836              39,656,779        6.74%
                                                         --------------------   ---------------------

(b)      Non-Interest Revenue
         --------------------
                                                                                           20/4/01 to
                                                                                              30/6/01
                                                                                                    $
         Fee income                                                                           850,364
                                                                                ---------------------
                                                                                              850,364
                                                                                ---------------------
(c)      Interest Expense
         ----------------
                                                                                           20/4/01 to
                                                                                              30/6/01
                                                                      Average                Interest      Average
                                                                      Balance                                 Rate
                                                                            $                       $            %
         Interest to Unitholders                                2,877,666,917              28,427,260        5.01%
                                                         --------------------   ---------------------
                                                                2,877,666,917              28,427,260        5.01%
                                                         --------------------   ---------------------
(d)      Other Expenses
         --------------
                                                                                           20/4/01 to
                                                                                              30/6/01
                                                                                                    $
         Government duties paid/payable on Mortgage Loans                                     124,580
         Liquidity & Standby Redraw Facilities Commitment                                      25,644
         Fees
         Support Facilities Payments                                                        7,652,975
         Other operating expenses                                                             253,087

                                                                                ---------------------
                                                                                            8,056,286
                                                                               ----------------------
3.       DISTRIBUTIONS
                                                                                           20/4/01 to
                                                                                              30/6/01
                                                                                                    $
         Distribution due and payable to Residual Unitholder-
         Related Party as at 30 June                                                        2,375,948
                                                                                =====================

                                                                                                          30 JUNE 2001
                                                                                                                     $
4.       CASH
         ----

                                                                                               ==================
         Cash at Bank                                                                                 107,543,593
                                                                                               ==================

5.       INTEREST RECEIVABLE
         -------------------

                                                                                               ==================
         Interest receivable on Mortgage Loans                                                          9,264,320
                                                                                               ==================

6.       DUE FROM OTHER FINANCIAL INSTITUTION

         Monthly Principal and Interest Collections due from Servicer
         (Commonwealth Bank of Australia)                                                              77,024,014
                                                                                               ==================

         Maturity Analysis

         Not longer than 3 months                                                                      77,024,014
         Longer than 3 and not longer than 12 months                                                            -
         Longer than 1 and not longer than 5 years                                                              -
         Longer than 5 years                                                                                    -
                                                                                                       77,024,014
                                                                                               ------------------
7.       MORTGAGE LOANS

         Mortgage Loans                                                                             2,703,582,746
                                                                                               ==================

         Maturity Analysis*

           Not longer than 3 months                                                                   105,202,824
           Longer than 3 and not longer than 12 months                                                394,522,723
           Longer than 1 and not longer than 5 years                                                1,775,133,441
           Longer than 5 years                                                                        428,723,758
                                                                                               ------------------
                                                                                                    2,703,582,746
                                                                                               ==================
         *Maturity  Analysis  based on  prepayment  speed of 22% per annum.  The weighted  average life of Mortgage Loans is 2.98 years. The majority of the loans have a contractual term of > 5 years.

8.       DEFERRED COSTS

         Unamortised portion of deferred costs                                                          3,719,767
                                                                                               ==================

9.       DUE TO OTHER FINANCIAL INSTITUTION

         Swap facility payable                                                                          6,581,549
                                                                                               ==================

         Series 2001-1G Medallion Trust has a liquidity facility of $70 million with Commonwealth Bank of which nil was drawn as at 30 June 2001.

10.      INTEREST PAYABLE

                                                                                               ==================
         Interest payable on Notes                                                                     23,647,123
                                                                                               =================

                                                                                                   30/06/2001
                                                                                                            $
11.      FEES PAYABLE

         Government duties and taxes on Mortgage Loans payable                                         48,114
         Trustee Fee Payable                                                                            5,611
         Manager Fee Payable                                                                           30,604
         Servicer Fee Payable                                                                         245,750
         Liquidity Facility Commitment Fee Payable                                                      2,493
         Redraw Facility Commitment Fee Payable                                                         2,137
         Arranging fees payable to SAS                                                                 77,930
         Audit fees payable                                                                             6,870
         Finance Charge due to Other Creditors                                                          1,230
                                                                                           ------------------
                                                                                                      420,739
                                                                                           ------------------
12.      NOTES

         Medium Term Notes outstanding                                                          2,864,227,485
                                                                                           ==================

         Maturity Analysis*

         Not longer than 3 months                                                                 229,159,640
         Longer than 3 and not longer than 12 months                                              382,390,752
         Longer than 1 and not longer than 5 years                                              1,798,488,902
         Longer than 5 years                                                                      454,188,191
                                                                                           ------------------
                                                                                                2,864,227,485
                                                                                           ==================

         *Maturity analysis based on prepayment speed of 22% per annum. The weighted average life of Medium Term Notes is 2.98 years.


13.      RELATED PARTY INFORMATION

         Management Company

         The Manager of the Series 2001-1G Medallion Trust is Securitisation Advisory Services Pty Limited (ACN 064 133 946) which is a wholly-owned subsidiary of Commonwealth Bank of Australia.

         Directors

         The names of the persons who were directors of Securitisation Advisory Services Pty Limited during the reporting period are as follows:

         Craig Carland
         Garry Mackrell
         Geoff Steel

         Trustee
         -------

         The Trustee during the reporting period was Perpetual Trustee Company Limited (ACN 000 001 007).

         Servicer & Swap Provider

         The Servicer in relation to the Mortgage Loans and Swap Provider in relation to the interest rate swaps during the reporting period was Commonwealth Bank of Australia (ACN 123 123 124).

         Residual Unitholder
         -------------------

         In accordance with the Master Trust Deed and the Series Supplement, a single unit known as the Residual Unit represents the beneficial interest in the Trust. The initial Residual Unitholder of the Trust is Commonwealth Bank of Australia (ACN 123 123 124).

         Related party transactions
         --------------------------

         Transactions with related parties are set out below (refer Note 15 for Terms and Conditions of these transactions):

                                                                                20/4/01 to 30/6/01
                                                                                                 $
         Amount received or receivable in respect of:-

s        Interest on amount due from other financial institution                         1,755,761

         Amount paid or payable in respect of:-

         Liquidity & Standby Redraw Facilities Commitment Fees                              25,644
         Support Facility payments (Swap Provider - net settlement)                      7,652,975
         Distribution Payable to Residual Unitholder - Related Party                     2,375,948
                                                                                ------------------
                                                                                        10,054,567
                                                                                ==================

         Remuneration paid or payable to:
           Trustee                                                                          64,314
           Servicer                                                                      1,412,697
           Manager                                                                         170,638
                                                                                ------------------
                                                                                         1,647,649
                                                                                ==================

14.      AUDITOR'S REMUNERATION

         Amounts received or due and receivable by the auditors of
         the Series 2001-1G Medallion Trust for
           - Auditing the accounts                                                           6,870
                                                                                ==================

15.      FINANCIAL INSTRUMENTS
         ---------------------

         (a)      Policy and Conditions
                  ---------------------

         The Trust's accounting policies, including the terms and conditions of each class of financial asset, financial liability and equity instrument, both recognised and unrecognised at the balance date, are as follows:


                                              Accounting Policy                            Terms & Conditions
(i) FINANCIAL ASSETS
    --------------------

Interest Receivable          Interest is earned on a daily accruals basis.        Interest on Collections are
(Note 5)                     Balance is carried at nominal amount due.            based on 90-day BBSW.

Due from other               Amount due from  other  Financial                    Amount will be received by
Financial Institution        Institution  is carried  at nominal amount           the Trust on Distribution
(Note 6)                     due and comprises all Collections for the            Date.
                             month by the  Servicer  and due to the Trust, and
                             interest  amounts  owed to the  Trust by the Swap
                             Provider in relation to the support facility.

Mortgage Loans               Mortgage Loans are carried at the lower of           Interest on Mortgage Loans
(Note 7)                     costs and recoverable amount which is the            averaged 6.87% over the
                             balance outstanding on loans which have              reporting period to 30 June
                             been purchased by the Trust from the                 2001.
                             Commonwealth Bank as at reporting date.

(ii) FINANCIAL LIABILITIES
     ----------------------
Due to Other                 Short-term borrowing is carried at                   A Liquidity Facility of $70
Financial Institution        principal amount.  Interest is charged as an         million is provided  by the
(Note 9)                     expense as it accrues.                               Commonwealth Bank.
                                                                                  Interest  is charged at margin
                                                                                  over  90-day  BBSW  on  drawn
                                                                                  amount on a daily basis and is
                                                                                  payable in arrears. A
                                                                                  Commitment fee accrues daily
                                                                                  and is payable in arrears.  A
                                                                                  Standby Redraw Facility of $80
                                                                                  Million is also provided  by
                                                                                  the Commonwealth Bank.  Interest
                                                                                  is charged at a  margin over
                                                                                  90-day BBSW on drawn amount on
                                                                                  a daily basis and is payable in
                                                                                  arrears.   A  Commitment   fee
                                                                                  accrues  daily and is  payable
                                                                                  in  arrears.   There  were  no
                                                                                  drawings    on   the    Redraw
                                                                                  Facility during the period.



                                       14





                             The Trust has entered into a basis and a fixed rate swap agreement which are used to hedge against interest rate mismatch between Mortgage Loans and Notes. These swap agreements are not recognised on the Statement of Financial Position. Net payments
                             (or receipts) are recognised as at reporting date on an accrual basis as an adjustment to interest expense (or revenue).

Interest Payable             Interest on MTNs is accrued over the                 Interest on MTNs is payable
(Note 10)                    Accrual Period as defined in the                     on each Distribution Date at
                             Information Memorandum and carried at                a margin over 90-day
                             nominal amount payable.                              BBSW and calculated at the
                                                                                  beginning of each Accrual
                                                                                  Period.
Fees Payable (Note           Fees Payable are accrued over the Accrual            Fees payable to the
11)                          Period as defined in the Information                 Servicer, Trustee, and
                             Memorandum and carried at nominal                    Manager are in accordance
                             amount payable.                                      with the Trust Deed and
                                                                                  agreed to between the
                                                                                  counterparties.
Distribution Payable         Distribution payable to Residual                     Any excess cashflow will
to Residual                  Unitholder is accrued on a monthly basis             be used to reimburse any
Unitholder (Note 3)          as the excess cashflow after all expenses            prior shortfall in  scheduled
                             have been paid.                                      coupon payments and
                                                                                  Standby Redraw Facility first,
                                                                                  with remaining  excess payable
                                                                                  to Residential Unitholder.

Medium Term                  The Notes were issued at par with an                 All Mortgage Loan
Notes issued (Notes          amortising Stated Amount as Mortgage                 Principal Collections by the
12)                          Loan Principal is repaid.                            Servicer are distributed to
                                                                                  Noteholders on Distribution
                                                                                  Date.  Interest on Notes
                                                                                  averaged 5.01% over the
                                                                                  reporting period to 30 June
                                                                                  2001.
                                       15





(iii) TRUST CAPITAL
      ------------

Trust Corpus                 The  beneficial  ownership of the Series             Not applicable.
                             Trust is held for the Unitholder, being
                             the Commonwealth Bank of Australia.


     (b)      Interest rate risk
              ------------------

      The Trust employs interest rate swaps to provide hedging of interest rate mismatch between Mortgage Loans and Notes issued as a result of the Seller's variable administered rate and the fixed rate charged on the Mortgage Loans. The notional principal amount and nominal interest rates are reset at each Distribution Date. The maturity date of the Basis Swap is 18 August 2031 and 18 July 2006 for the Fixed Rate Swap. The Trust's exposure to interest rate risks and the effective interest rates (before interest rate swap) of financial assets and financial liabilities, both recognised and unrecognised at the balance date, are as follows:


Financial Instruments
---------------------

                                                     Repricing Period at                                         30/6/2001
                                                        30 June 2001
      (i) Financial Assets ($)         Floating    1 year or  Over 1 to 5 More than  Non-interest   Total carrying      Weighted
                                     Interest Rate    less       years     5 years      bearing      amount as per      average
                                                                                                      Statement of      interest
                                                                                                   Financial Position   rate (%)
Cash                                   107,543,593           -           -       -                -      107,543,593      4.82
Interest Receivable                              -           -           -       -        9,264,320        9,264,320       n/a
Due from other financial institution    77,024,014           -           -       -                -       77,024,014      4.82
Mortgage Loans                       2,012,226,654  74,123,504 617,232,588       -                -    2,703,582,746      6.87
                                     ------------- ----------- -----------   -----   -------------- ----------------

Total                                2,196,794,261  74,123,504 617,232,588       -        9,264,320    2,897,414,673
                                     ------------- ----------- -----------   -----   -------------- ----------------

(ii) Financial Liabilities ($)

Due to other financial institution               -           -           -       -        6,581,549        6,581,549        n/a
Interest Payable                                 -           -           -       -       23,647,123       23,647,123        n/a
Fees Payable                                     -           -           -       -          420,739          420,739        n/a
Distribution Payable to Residual
   Unitholder                                    -           -           -       -        2,375,948        2,375,948        n/a
Notes                                2,864,227,485           -           -       -                -    2,864,227,485       5.01
                                     ------------- ----------- -----------  ------  --------------- ----------------

Total                                2,864,227,485           -           -       -       33,025,359    2,897,252,844
                                     ============= =========== ===========  ======  =============== ================

Swap Hedges                            703,952,083 (74,123,504)(629,828,579)     -                -                -
                                     ------------- ----------- ------------ ------  --------------- ----------------
Net mismatch                            36,518,859           -  (12,595,991)     -     (23,761,039)          161,829
                                     ------------- ----------- ------------ ------  --------------- ----------------

         (c)      Liquidity and cash flow risk
                  ----------------------------

         A Liquidity Facility is provided by the Commonwealth Bank of Australia for the purpose of funding certain income shortfalls in the Trust up to the limit of $70 million. This facility terminates on the date on which the Liquidity Facility Provider declares the Facility terminated following an event of default or on Distribution Date occurring on the 31st anniversary of the first Distribution Date.

         To the extent that Principal Collections, Other Principal Amounts and Principal Charge-off Reimbursements are insufficient to meet the monthly redraws made by the borrowers, a Standby Redraw Facility provided by the Commonwealth Bank of Australia can be drawn by the Trustee up to the facility limit of $80 Million.

         (d)      Credit risk exposures
                  ---------------------

         A GEMICO Mortgage Insurance Policy insures the Trustee against credit losses suffered on the Mortgage Loans. The Policy covers all Mortgage Loans with Loan-to-Valuation Ratio (LVR) less than or equal to 80%. Mortgage Loans with greater than 80% LVR are covered by individual mortgage insurance policies, provided by either HLIC or GEMICO.

Mortgage Loans Geographic Distribution                 Loan Balance               % of Loan Balance
                                                       $
Australian Capital Territory                                 54,612,371                        2.02
New South Wales                                           1,134,423,320                       41.96
Queensland                                                  233,048,833                        8.62
Victoria                                                    822,970,588                       30.44
Western Australia                                           301,179,118                       11.14
South Australia                                             121,931,582                        4.51
Northern Territory                                           11,355,048                        0.42
Tasmania                                                     24,061,886                        0.89
                                                          2,703,582,746                     100.00%


         (e)      Off-balance sheet financial instruments
                  ---------------------------------------

         As at 30 June 2001, the following swaps were in place between the Trust and the Commonwealth Bank of Australia as Swap Provider:


Basis Swap
----------

Floating Administered Rate Payer:                                 The Series 2001-1G Medallion Trust
Floating Administered Rate:                                       7.3165%
Floating BBSW Rate Payer:                                         Commonwealth Bank of Australia
Floating 30 day BBSW Rate + 1.001%p.a. margin:                    6.0393%
Floating Rate Day count:                                          Actual/365
Calculation Period:                                               18 June to 18 July 2001
Payment Date:                                                     18 July 2001
Notional Principal Amount:                                        $417,192,129

Fixed Rate Swap
---------------

Fixed Rate Payer:                                                 The Series 2001-1G Medallion Trust
Fixed Rate:                                                       6.7668%
Floating Rate Payer:                                              Commonwealth Bank of Australia
Floating 30 day BBSW Rate + 1.001%p.a. margin:                    6.0393%
Fixed Rate Day count:                                             Actual/365
Calculation Period:                                               18 June to 18 July 2001
Payment Date:                                                     18 July 2001
Notional Principal Amount:                                        $140,929,008


Basis Swap
----------

Floating Administered Rate Payer:                                 The Series 2001-1G Medallion Trust
Floating Administered Rate:                                       6.3077%
Floating BBSW Rate Payer:                                         Commonwealth Bank of Australia
Floating 120 day BBSW Rate + 1.06%p.a. margin:                    5.6783%
Floating Rate Day count:                                          Actual/365
Calculation Period:                                               20 April to 20 August 2001
Payment Date:                                                     20 August 2001
Notional Principal Amount:                                        $1,743,083,273

Fixed Rate Swap
---------------

Fixed Rate Payer:                                                 The Series 2001-1G Medallion Trust
Fixed Rate:                                                       7.1431%
Floating Rate Payer:                                              Commonwealth Bank of Australia
Floating 120 day BBSW Rate + 1.421%p.a. margin:                   6.0393%
Fixed Rate Day count:                                             Actual/365
Calculation Period:                                               20 April to 20 August 2001
Payment Date:                                                     20 August 2001
Notional Principal Amount:                                        $563,023,075

Cross Currency Swap
-------------------

AUD Payer:                                                        The Series 2001-1G Medallion Trust
Notional AUD Principal Amount                                     $1,133,553,174
Floating 120 day BBSW Rate + 0.3537%p.a.                          4.972%
AUD Rate Day count:                                               Actual/365
USD Payer:                                                        Commonwealth Bank of Australia
Notional USD Principal Amount:                                    $550,000,000
Floating 120 day US LIBOR Rate + 0.185%p.a.                       4.9675%
USD Rate Day count:                                               Actual/360
AUD/USD Fixed Exchange Rate:                                      0.4852
Calculation Period:                                               20 April to 20 August 2001
Payment Date:                                                     20 August 2001


As at 30 June 2001, the following swap was in place between the Trust and the Citibank N.A. as Swap Provider:

Cross Currency Swap
-------------------

AUD Payer:                                                        The Series 2001-1G Medallion Trust
Notional AUD Principal Amount                                     $1,133,553,174
Floating 120 day BBSW Rate + 0.3353%p.a.                          4.9536%
AUD Rate Day count:                                               Actual/365
USD Payer:                                                        Citibank N.A.
Notional USD Principal Amount:                                    $550,000,000
Floating 120 day US LIBOR Rate + 0.185%p.a.                       4.9675%
USD Rate Day count:                                               Actual/360
AUD/USD Fixed Exchange Rate:                                      0.4852
Calculation Period:                                               20 April to 20 August 2001
Payment Date:                                                     20 August 2001

         (f)      Net Fair Values
                  ---------------

         The aggregate net fair values of financial assets and financial liabilities, both recognised and unrecognised, at the balance sheet date are as follows:


Financial Instruments
---------------------

                                                                           30 June 2001
                                                       Total carrying amount as       Aggregate Net Fair
                                                           per Statement of                  Value
                                                          Financial Position

(i) Financial Assets ($)
Cash                                                             107,543,593                   107,543,593
Interest Receivable                                                9,264,320                     9,264,320
Due from Other Financial Institution                              77,024,014                    77,024,014
Mortgage Loans                                                 2,703,582,746                 2,714,967,841
                                                   -------------------------    --------------------------
Total                                                          2,897,414,673                 2,908,799,768

(ii) Financial Liabilities ($)
Due to other financial institution                                 6,581,549                     6,581,549
Interest Payable                                                  23,647,123                    23,647,123
Fees Payable                                                         420,739                       420,739
Distribution Payable to Residual                                   2,375,948                     2,375,948
Unitholder
Notes                                                          2,864,227,485                 2,864,227,485
                                                   -------------------------    --------------------------
Total                                                          2,897,252,844                 2,897,252,844

(iii) Off-Balance Sheet ($)
Swaps    - Fixed Rate Swap                                                 -                  (11,385,095)
         - Cross Currency Swap                                             -                 (101,855,400)
                                                   -------------------------    --------------------------
Total                                                                      -                 (113,240,495)
                                                   =========================   ===========================

         The fair value for cash and other short term receivables and payables approximate their carrying amount.

         For variable rate Mortgage Loans, the carrying amount is a reasonable estimate of net fair value. The net fair value for fixed rate loans was calculated by utilising discounted cash flow models (i.e. the net present value of the portfolio future principal and interest cash flow), based on the maturity of the loans. The discount rates applied were based on the current benchmark rate offered for the average remaining term of the portfolio (as per the Commonwealth Bank). The mortgage loan portfolio is carried in excess of aggregate fair value due to an increase in current benchmark rate for fixed rate loans. No write-down is required as loans are intended to be held until maturity.

         There is no fair value adjustment for the Basis Swap as it can be terminated without penalty at the next roll-over period by the swap provider. The net fair value of the Fixed Rate Swap has been estimated on the basis of the agreed rates against the yield curve (for swaps) for its remaining term (as per the Commonwealth Bank) as at 30 June 2001.

         The fair value of currency swaps is based on the mark to market methodology used by the swap provider taking into account expected cash flows and movements in foreign exchange rates.

         There is no readily available market price in respect of the Notes issued by the Trust. Net fair value for these Notes has been estimated on the basis of trading margins on them as at the balance date, and calculated on amortised principal balances.

16.      CONTINGENT LIABILITIES

         No contingent liabilities were identified by the Trust at balance date.


17.      REPORTING BY SEGMENTS

         The Trust operates predominantly in the Loan Securitisation area in Australia, and all mortgages are domiciled in Australia. The Trust has issued three tranches of medium term notes, two denominated in Australia dollars for Australian investors and the largest tranche denominated in US dollars to investors in Europe and the US. As at 30/6/01, of the total Bonds outstanding of AUD 2,864,227,485, the US dollar bonds outstanding totalled USD 1,100,000,000 (AUD equivalent $2,267,106,348).

SERIES 2001-1G MEDALLION TRUST

MANAGER'S STATEMENT

In the opinion of the Manager:

(a) the financial statements set out on pages 3 to 17 are drawn up so as to give a true and fair view of the results from operations and cash flows for the reporting period ended 30 June 2001, and the state of affairs of the Trust at 30 June 2001;

(b) the financial statements have been made out in accordance with applicable Accounting Standards, other mandatory reporting requirements and the Trust Deed dated 8 October 1997;

(c) the Trust has operated during the period 20 April 2001 to 30 June 2001 in accordance with the provisions of the Trust Deed.

Signed for and on behalf of Securitisation Advisory Services Pty Limited as Manager of the Series 2001-1G Medallion Trust.



/s/  Gary Lynton Mackrell
---------------------------------
Director


Sydney
25 October 2001

SERIES 2001-1G MEDALLION TRUST

TRUSTEE'S REPORT

The financial statements for the period 20 April 2001 to 30 June 2001 have been prepared by the Trust Manager, Securitisation Advisory Services Pty Limited as required by the Trust Deed.

The Auditor of the Trust, Ernst & Young, who has been appointed by us in accordance with the Master Trust Deed, has conducted an audit of these financial statements.

A review of operations of the Trust and the results of those operations for the reporting period is contained in the Manager's Report.

Based on our ongoing program of monitoring the Trust, the Trust Manager and our review of the financial statements, we believe that:

(i)      the Trust has been conducted in accordance with the Trust Deed;

(ii) the financial statements have been appropriately prepared and contained all relevant and required disclosures.

We are not aware of any material matter or significant change in the state of affairs of the Trust occurring up to the date of this report that requires disclosure in the financial statements and the notes thereto that has not already been disclosed.



Signed for and on behalf of
Perpetual Trustee Company Limited



/s/
---------------------------------
Director


Sydney
25 October 2001